Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, NY 10036-2711	T. +1.212.262.6900 F. +1.212.977.1649 perkinscoie.com

November 19, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attention:	Howard Efron
Mark Rakip
Ruairi Regan
Pamela Long

Re:	Meshflow Acquisition Corp.
Registration Statement on Form S-1
Submitted September 10, 2025
File No. 333-290175

Ladies and Gentlemen:

On behalf of our client, Meshflow Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), contained in the Staff’s letter dated November 14, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form S-1 submitted September 10, 2025

Cover Page

1.	Please address on the cover page whether the exercise of the private warrants on a cashless basis may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page.

Dilution, page 102

2.	We note you have depicted the payment of deferred underwriting commissions totaling $12 million under each quartile redemption interval. Please tell us whether the payment of such deferred underwriting discounts is impacted by the redemptions exercised by public shareholders wherein payment of deferred underwriting commissions would correspondingly decrease as redemptions increase. If so, please tell us what consideration you gave to presenting differing payment levels for deferred underwriting commissions when presenting the redemption scenarios within your dilution table.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page and pages 104 and 198 of Amendment No. 1.

* * *

United States Securities and Exchange Commission

November 19, 2025

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Bartosz Lipinski, Meshflow Acquisition Corp.